SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 27, 2009
(Commission File No. 333-131938)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___
If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

TAM S/A
CNPJ Nº 01.832.635/0001-18
NIRE 35.300.150.007
Publicly-held Company

ANNUAL STOCKHOLDERS’ MEETING

CALL FOR MEETING

The stockholders of TAM S/A are hereby called for a meeting at the Company’s head offices, at Av. Jurandir, 856, Lote 04, 7º andar, Jardim Ceci, City of São Paulo, State of São Paulo, at 10:30 AM on April 30, 2009, to deliberate on the following topics: a). receive management accounts, examine, discuss and vote the management report, financial statements and opinion of independent auditors for the fiscal year ended December 31, b). determine the appropriation of net income for the year; c). elect the members of the Board of Directors, complying with the minimum percentage of twenty percent (20%) of independent members, pursuant to the Regulation of Differentiated Corporate Governance Practices – Level 2 of the São Paulo Stock Exchange (BOVESPA), as well as decide on the overall compensation of the Board. General instructions: 1. In accordance with art. 1 of CVM Instruction 165/91, as amended by CVM Instruction 282/98, the minimum percentage of voting capital to request the adoption of the multiple vote process to elect a member of the Board of Directors is five percent (5%). 2. Those stockholders taking part in the meeting by proxy shall deposit the related  proxy instruments at the Company head offices at least forty-eight (48) hours in advance of the meeting, together with the statement issued by the custodian showing their percentage interest.

São Paulo, April 14, 2009.

MARIA CLÁUDIA OLIVEIRA AMARO
Chairwoman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 27, 2009

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.